

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2014

Via E-mail
Stephen H. Belgrad
Chief Financial Officer
c/o Old Mutual (US) Holdings Inc.
200 Clarendon Street, 53rd Floor
Boston, MA 02116

> **Re:** **OM Asset Management Limited**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on August 18, 2014**
> **File No. 333-197106**

Dear Mr. Belgrad:

We have reviewed your amendment and your correspondence dated August 18, 2014 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   The division of Investment management is reviewing your registration statement and may have additional comments. These comments will be delivered under separate cover as soon as possible.

Prospectus Summary, page 1

Our Business, page 1

2.   We note your response and revisions made as a result of our prior comment 3; however, it appears your revisions have added additional Non-GAAP measures (i.e. revenues excluding those generated from consolidated funds) instead of presenting the closest U.S. GAAP measures. Therefore, we are reissuing our comment in part. Please revise your disclosure to present with equal prominence your U.S. GAAP revenue and U.S. GAAP

net income from continuing operations attributable to controlling interests for the respective periods.

Competitive Strengths, page 3

3.   We note from your response to our prior comment 4 that you have elected to present the pre-tax operating margin under U.S. GAAP and revised your disclosures accordingly. However, we also note that your calculation of this margin adjusts U.S. GAAP revenue by excluding revenue from consolidated funds attributable to non-controlling interests. Please revise your disclosure to omit adjustments of U.S. GAAP amounts.

Unaudited Pro Forma Consolidated Statement of Operations for the Six Months Ended June, 30, 2014, page 58

Pro Forma U.S. GAAP Adjustments to the Consolidated Statement of Operations, page 59

4.   We note that you provide the pro forma tax effect of the U.S. GAAP adjustments to the consolidated statement of operations for the year ended December 31, 2013 on page 60 at footnote (4). Please revise to include comparative information for the six months ended June 30, 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

Market Risk, page 102

5.   We note from your response to our prior comment 21 and the related revisions on pages 102 and 103 where you have addressed the effect on management fees that would occur under hypothetical changes in equity markets, interest rates, et al. However, we do not see where you have discussed the effect of these hypothetical changes on performance fees and investment income. It is also not clear where you have discussed your modeling techniques and underlying assumptions. Please revise your filing to include this information. Refer to the instructions under paragraph 305(a)(1)(ii)(F) of Regulation S-K Item 305.

Compensation Discussion and Analysis, page 143

2013 Compensation Process and Elements, page 148

6.   We note your response to comment 26 in our letter dated July 28, 2014. Please revise to disclose the following information:

- Disclose how Adjusted Operating Profit, Net Client Cash Flow, Global Distribution Growth Initiative, and Post-Minority Interest Margin were each calculated for 2013.

- Explain why the Net Client Cash Flow result for 2013 ($16.3 billion), as used for purposes of setting compensation, differs from the net client cash flows result disclosed on pages 10, 53, and 68 ($10.5 billion).
- Refer to the following sentence on page 150: "Global Distribution Growth Initiative is a financial metric that measures the cost of running our centralized distribution group relative to the earnings contributed to OMAM from the assets raised." Clarify whether this centralized distribution group is the same as the "Global Distribution team" described on pages 118 and 123.
- Explain what "Post-Minority Interest Margin" (page 151) means.

7. We note your response to comment 27 in our letter dated July 28, 2014. Please describe in greater detail the strategic objectives listed on page 152 (such as "Distribution Effectiveness" and "Optimized Center"), clarify that they were objectives for which the executives were collectively held accountable, and disclose the extent to which the objectives were achieved.

8. We note your response to comment 28 in our letter dated July 28, 2014. Where you state on page 151 that "[i]ndividual opportunities varied with each participant having a target amount and ultimately receiving a percentage of that target amount," please disclose the target amount for each named executive officer. Where you state that "[t]he overall payout of the Value Incentive Plan was 109.6% of target," please clarify the relationship between each named executive officer's target amount and that individual's ultimate payout, including whether your Parent exercised its discretion to adjust the individual's payout.

9. We note your response to comment 29 in our letter dated July 28, 2014. With respect to the Value Incentive Plan, we note your disclosure of the cash amount that was paid to each named executive officer on March 7, 2014. We further note your disclosure on page 151 of the dollar value of each equity award under the Plan. However, we are unable to locate disclosure of the number of restricted ordinary shares included in each equity award, or any other information about when the equity awards were made or their vesting schedule (except for the limited information on page F-50 regarding their accounting treatment). Please advise or revise.

Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

Report of Independent Registered Public Accounting Firm, page F-2

10. Please note, your registration statement cannot be declared effective until the preface is removed and the accountant's report is finalized.

Consolidated Balance Sheets, page F-3

11. Please revise your restricted cash (within your assets of consolidated funds) to indicate that these amounts are from timber funds.

Consolidated Statements of Operations, page F-4

12. Please revise your other expenses (within your consolidated funds' expense) to disaggregate your depletion expenses.

Notes to Consolidated Financial Statements, page F-8

Note 4 – Fair Value Measurements, page F-23

13. We note from your response to our prior comment 36 that the fair value of certain investments (e.g. fixed income, other investments, etc.) is estimated based on quoted market prices, dealer quotations, or alternative pricing sources. Please revise your disclosure to discuss the following:
    - the average number of quotes received from third parties (i.e. dealers);
    - the process you undertake to validate the dealer quotes received;
    - whether the dealer(s) provide you with sufficient detail such that you are able to assess whether the pricing methodology complies with ASC 820; and
    - the frequency with which you adjust the pricing of any particular security you receive from the dealer(s).

14. We note your response to our prior comment 37 that BC89 of ASU 2011-04 specifies that certain information regarding your Level 3 investments that are measured at fair value using net asset value (NAV) as the practical expedient are not applicable. We also note that this accounting guidance addresses the quantitative disclosure requirements of ASC 820-10-50-2(bbb) but does not specifically preclude the disclosure requirements related to valuation processes under ASC 820-10-50-2(f). Please revise your disclosure to discuss your valuation processes. Refer to ASC 820-10-50-2(f) and the related illustration at ASC 820-10-55-105.

Note 9 – Timber and Timberlands, page F-33

15. Please revise to include a table of your gross timber and timberland assets, accumulated depletion, and net timber and timberland assets for each period presented.

16. We note from your response to our prior comment 41 that you allocate the purchase price to each material asset purchased based on relative fair values which are determined by using a discounted cash flow model. Please revise your accounting policy for timber funds on page F-11 to include this information.

<u>Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2014 and 2013</u>

<u>Notes to Condensed Consolidated Financial Statements, page F-66</u>

<u>General</u>

17.   Please revise your interim financial statements to include a footnote for your Timber and Timberlands, similar to your disclosure on page F-33 (Note 9).

         You may contact Jim Dunn, Staff Accountant, at (202) 551-3724 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317 or me at (202) 551-3830 with any other questions.

                                                            Sincerely,

                                                            /s/ Suzanne Hayes
                                                            Suzanne Hayes
                                                            Assistant Director

cc: <u>Via E-mail</u>
        Christina E. Melendi
        Bingham McCutchen LLP

        Jim Collins, Jr.
        Bingham McCutchen LLP